

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2023

Craig W. Safian
Chief Financial Officer
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, Connecticut 06902-7700

      Re: Gartner, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2022
         Filed February 16, 2023
         File No. 001-14443

Dear Craig W. Safian:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9A Controls and Procedures
Disclosure Controls and Procedures, page 31

1.   Your conclusion regarding the effectiveness of disclosures controls and procedures does not state the full definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management´s conclusion solely to the portion referred to. Please represent to us and revise future filings to state management´s conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Notes to Consolidated Financial Statements
Note 12 - Income Taxes, page 66

2.   On page 67 you disclose you recorded a deferred tax asset of approximately $122.9 million for tax basis in intangible assets along with an offsetting valuation allowance of the same amount. Please tell us where in the table of the components of long-term deferred tax assets (liabilities) on page 66 this deferred tax asset is recorded. Also, explain to us the circumstances leading to the the full valuation allowance against this deferred tax asset. Further, explain to us how the increase in the valuation allowance is reflected in the table on page 67 reconciling the statutory tax rate to the effective tax rate.

Note 17 - Contingencies, page 75

3.   We note from your risk factor disclosure you face risks related to insurance coverage for your cancelled 2020 and 2021 conferences. We further note you have a lawsuit against the insurer and you also commenced litigation against the insurance broker.   Please tell us what consideration you gave to disclosing these matters here pursuant to ASC 450-20-50-3 through 5 or 450-30-50-1, as appropriate. Explain to us if there are any adverse consequences to you if you are not successful in these litigations. In connection with this, tell us how you accounted for costs incurred associated with these cancelled conferences. Additionally, in connection with the $152.3 million gain on event cancellation insurance claims recorded in fiscal 2021, explain to us why there was a gain and how the gain was determined.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services